IPSEN
Innovation for patient care



**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

9th October 2009



**SUPPL**

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

dlw 10/20

**IPSEN PHARMA**
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
**www.ipsen.com**

S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

IPSEN
Innovation for patient care

Spirogen



Press release

# Ipsen and Spirogen redesign their collaboration for the development of SJG-136 (now SG2000)

**Paris (France), and London (United Kingdom), 8 October 2009** - Ipsen (Euronext : FR0010259150; IPN) and Spirogen Ltd. announced today that the parties have entered into a new agreement superseding their 2003 contractual relationship regarding the DNA minor groove binder SJG-136 (now known as SG2000). The new agreement between the parties will allow Spirogen to continue and lead the clinical development of this first-in-class anticancer agent. SJG-136 is planned to shortly continue clinical development in upcoming National Cancer Institute-sponsored multi-centered Phase II clinical trials in ovarian cancer and haematological malignancies.

Under the new agreement Spirogen is granted an exclusive worldwide license to certain Ipsen intellectual property rights covering pyrrolobenzodiazepines in combination with cytotoxic agents. Spirogen obtains full responsibility for the design and execution of the global clinical development and commercialization of SJG-136 as a single agent or in combination. In the event of commercialization of SJG-136, Ipsen will be eligible to royalties and commercial milestones, in addition to remaining a significant minority shareholder in Spirogen, including membership on the board of directors of Spirogen.

**Stéphane Thiroloix**, Executive Vice President, Corporate Development of Ipsen said: *"We are pleased that the clinical development of an agent like SJG-136 will be furthered in the hands of Spirogen, a world leader in the field of DNA minor groove binding agents and in particular pyrrolobenzodiazepine. This new agreement stems from Ipsen's strategic focus on molecular targeted agents for hormone dependent cancers for our oncology portfolio. Spirogen has proposed a clear path forward for SJG-136 to complement standard chemotherapy offerings in ovarian and haematological cancers and we believe Spirogen's commitment to the product has the potential to benefit cancer patients in crucial need of better therapies."*

**Chris Martin**, Chief Executive Officer of Spirogen stated: *"We are pleased that Spirogen will assume leadership over the development of SJG136 as it continues development in Phase II trials in ovarian and haematological cancers while also maintaining Ipsen as an important shareholder and license partner. We are also announcing today our partnership with Celtic Therapeutics, a specialised private equity group which will provide both the capital for our upcoming planned clinical trials and also the support and assistance of its world class drug development team."*

**About the initial and new agreements**

In May 2003, Ipsen signed a partnership agreement with Spirogen for a licensing agreement covering the development and marketing (by Ipsen) of a patented anti-cancer drug SJG-136 and a research agreement for other anti-cancer compounds through implementation of a gene targeting technology patented by Spirogen.

Pursuant to the development and licensing agreement, Ipsen held an exclusive worldwide licence on Spirogen's patents and expertise related to the manufacture, use and sale of SJG-136 and its analogue or replacement compounds.

In May 2003, Ipsen acquired a shareholding in Spirogen's capital by subscribing for preference shares issued by the company.

Under the new agreement, and as noted above, Ipsen will remain a significant shareholder with a right to 17% of Spirogen's fully diluted equity, as well as sharing in the economics stemming from commercialization of SJG-136 pursuant to the new license agreement.

**About SJG-136**

SJG-136 (SG2000/BN2629/NSC 694501) is a small molecule which spans six base pairs of DNA in the minor groove inducing DNA cross links and is currently undergoing clinical development in refractory solid tumours and haematological malignancies under a CRADA (Cooperative Research And Development Agreement) with the Division of Cancer Treatment and Diagnosis as supported by NIH U01 CA099177 and M01 RR00095 grants. The agent belongs to an entirely new class of DNA minor groove binding agents designed to minimize detection of the induced DNA lesions by the DNA repair machinery and encouraging clinical results have been reported in refractory solid tumors cancer at ASCO 2008.

**About Ipsen**

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

**Ipsen Forward-looking statements**

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

**About Spirogen**
The company is a clinical stage biotech company specializing in the development of drugs that recognize genomic base pair sequences. These drugs have the unique property of avoiding mechanisms that commonly lead to drug resistance with many cancer therapies. SJG136 is the lead drug with another agent, SG2285, in late pre-clinical development. A number of drugs and linker systems designed for antibody drug conjugate therapy are in the discovery phase. Spirogen also has an active research collaboration with the University of London School of Pharmacy in the field of transcription factor inhibition based on this class of drugs.

Spirogen is a privately owned UK company, founded in 2001 by Professor David Thurston and Dr Phillip Howard (now at the School of Pharmacy, University of London), Professor John Hartley (University College London) and Dr Chris Martin.

Spirogen's initial investors were: Cambridge Research Bioventures (lead investor), Xenva Ltd, CRIL and Bloomsbury Bioseed Fund.

Spirogen's website is www.spirogen.com

For further information:

**Ipsen**

***Media***


**Didier Véron**
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com


***Financial Community***


**David Schilansky**
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

**Pierre Kemula**
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com


**Spirogen**


**Chris Martin**
CEO
Tel: +44 (0) 7788 720572
Fax: +44 (0) 1983 817001
E-mail: chris.martin@spirogen.com

IPSEN
Innovation for patient care

RECEIVED
2009 OCT 20 A 9:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Braintree LABORATORIES • INC

*Press release*

# Ipsen acquires exclusive marketing rights of BLI-800 from Braintree for colonic cleansing before colonoscopy

- **A new drug in the primary care gastro-enterology franchise of Ipsen**

**Braintree (Massachusetts, United States) and Paris (France), 9 October 2009** – Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical Group and Braintree Laboratories, Inc., a US-based company specializing in the development, manufacturing and marketing of specialty pharmaceuticals, announced today the signature of an agreement for the exclusive manufacturing, marketing and distribution rights of Braintree's proprietary formulation BLI-800 in colonic cleansing before colonoscopy, the best diagnostic procedure for colorectal cancer screening. Subject to obtaining its relevant marketing approvals, BLI-800 will allow colonic cleansing with reduced volumes of liquid ingested compared to some existing drugs, including Ipsen's currently marketed Fortrans®. The agreement covers countries within the European Union, Commonwealth of Independent States, selected Asian countries (including China) and some North African countries.

In the context of this agreement, Braintree will receive payments upon achievement of certain milestones such as product launches and commercial thresholds. Additionally, Braintree will receive royalties on Ipsen's sales.

**Stéphane Thiroloix**, Executive Vice-President, Corporate Development, Ipsen Group said *"Ipsen's business model is based on the complementarity of a strategic focus on targeted disease areas (oncology, endocrinology, neurology, haematology) and an optimization of our primary care products portfolio in selected territories. The agreement with Braintree over BLI-800 will further contribute to the implementation of our Primary Care strategy by complementing Ipsen's well established gastro-enterology portfolio. Once approved, BLI-800 will provide physicians and patients with a valuable agent for pre-colonoscopy colonic cleansing, particularly in the screening of colorectal cancer."*

**Harry P. Keegan III**, CEO of Braintree Laboratories, Inc. added: *"This agreement represents a major step in Braintree's pursuit of the globalization of our portfolio. We are very confident in the far-reaching and accomplished development, marketing and distribution networks that Ipsen has established across the territories involved in this agreement."*

## About the condition

Studies show that colonoscopy decreases the risk of cancer death by more than 80%, provided the screening is started by the age of 50 and repeated every 5 or 10 years.[1] Colonoscopy is also the preferred procedure for the screening of colorectal inflammatory diseases[2]. With 655,000 deaths worldwide per year, colorectal cancer is the third most common form of cancer and the

[1] Winawer SJ, Zauber AG, Ho MN, O'Brien MJ, Gottlieb LS, Sternberg SS, Waye JD, Schapiro M, Bond JH, Panish JF, Ackroyd F, Shike M, Kurtz RC, Hornsby-Lewis L, Gerdes H, Stewart ET, The National Polyp Study Workgroup. *Prevention of colorectal cancer by colonoscopic polypectomy.* N Engl J Med 1993;329:1977-81. PMID 8247072.
[2] American Society for Gastrointestinal Endoscopy (ASGE) guidelines : Gastrointest Endosc 2006, 63 (4) : 558-65

third leading cause of cancer-related death in the Western world.[3] Most colorectal cancers arise from adenomatous polyps. These lesions can be detected and removed during colonoscopy.

**About the agreement**
Braintree's proprietary formulation, which is in pre-registration phase, has demonstrated a remarkable efficacy for colonic cleansing in 2 pivotal Phase III studies (more than 750 randomized adult patients).

Under the terms of agreement Ipsen gains access to the Braintree's proprietary formulation. Ipsen will have primary responsibility for the product's registration in the countries covered by the agreement. Braintree will receive compensation through a mix of milestones and royalties.

**About Braintree Laboratories, Inc.**
Braintree Laboratories, Inc. is a privately held specialty pharmaceutical company that was founded in 1982. Braintree has four prescription product lines in the US market in two therapeutic categories — colon cleansing preparations and a GERD (Gastro Esophageal Reflux Disease) treatment. Braintree first pioneered the formulation and distribution of prescription GI (gastro-intestinal) bowel preparations with GoLYTELY® (PEG-3350 and electrolytes for oral solution) in 1984. Among other prescription and OTC products, Braintree has developed two additional novel bowel preparations: NuLYTELY® (PEG-3350, sodium chloride, sodium bicarbonate and potassium chloride for oral solution) and HalfLytely® and Bisacodyl Tablets Bowel Prep Kit (PEG-3350, sodium chloride, sodium bicarbonate and potassium chloride for oral solution and bisacodyl delayed-release tablets). HalfLytely® and Bisacodyl Tablets Bowel Prep Kit is the current market leader among branded prescription bowel preparations in the United States.

**About Ipsen**
Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

[3] "Cancer". World Health Organization. February 2006. http://www.who.int/mediacentre/factsheets/fs297/en/. Retrieved 2007-05-24.

**Ipsen Forward Looking Statement**
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

**For further information:**

**Ipsen**
*Media*
**Didier Véron**
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

*Financial Community*
**David Schilansky**
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

**Pierre Kemula**
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

**Braintree**

**Mark Palmer**
Director of Business Development
Tel.: 781-843-2202
Fax: 891-843-7932
E-mail: mpalmer@braintreelabs.com